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                               February 24, 2023

       Yiran Xu
       Chief Executive Officer
       MultiMetaVerse Holdings Limited
       Building D3, No. 718, Lingshi Road
       Jingan District Shanghai
       China

                                                        Re: MultiMetaVerse
Holdings Limited
                                                            Registration
Statement on Form F-1
                                                            Filed February 7,
2023
                                                            File No. 333-269609

       Dear Yiran Xu:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-1 Filed February 7, 2023

       Cover Page

   1. For each of the securities registered for resale, disclose the price that the selling securityholders paid
for such securities. Please also disclose the potential profit the selling securityholders
will earn based on the current trading price.
 Yiran Xu
FirstName LastNameYiran  Xu
MultiMetaVerse Holdings Limited
Comapany24,
February  NameMultiMetaVerse
            2023               Holdings Limited
February
Page 2 24, 2023 Page 2
FirstName LastName
2. We note your disclosure in your risk factors and use of proceeds section related to the fact that there is no guarantee that the holders of warrants will elect to exercise the warrants.
         On the cover page, disclose the exercise price(s) of the warrants compared to the market price of the underlying securities. If the warrants are out the money, please disclose the likelihood that warrant holders will not exercise their warrants. Provide similar disclosure in the prospectus summary and MD&A section and disclose that cash proceeds associated with the exercises of the warrants are dependent on the stock price. As applicable, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.
3. We note the significant number of redemptions of your Class A ordinary shares in connection with your business combination and that the shares being registered for resale will constitute a considerable percentage of your public float. We also note that most of the shares being registered for resale were purchased by the selling securityholders for prices considerably below the current market price of the Class A ordinary shares.
         Highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of the Class A ordinary shares.
4. Please disclose prominently on the cover page that your contractual arrangements with your VIE have not been tested in court.
5. Please expand your disclosure on your cover page to expressly address how recent
         statements and regulatory actions by China   s government, such as
those related to the use
         of variable interest entities and data security or anti-monopoly concerns, have or may
         impact the company   s ability to conduct its business, accept foreign
investments, or list on
         a U.S. or other foreign exchange.
6. Disclose clearly the entity (including the domicile) in which investors are purchasing an interest.
7. Expand your description of how cash is transferred through your organization to provide cross-references to the condensed consolidating schedule and the consolidated financial statements.
Summary of the Prospectus, page 1

8. Identify clearly the entity in which investors are purchasing their interest and the
         entity(ies) in which the company   s operations are conducted.
Disclose the uncertainties
         regarding the status of the rights of the Cayman Islands holding company with respect to its contractual arrangements with the VIE, its founders and owners, and the challenges the company may face enforcing these contractual agreements due to legal uncertainties and jurisdictional limits.
9. Disclose each permission or approval that you, your subsidiaries, or the VIEs are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State affirmatively whether you have received all
 Yiran Xu
MultiMetaVerse Holdings Limited
February 24, 2023
Page 3
         requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii)
         inadvertently conclude that such permissions or approvals are not required, or (iii)
         applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
10. We note that the consolidated VIEs constitute a material part of your consolidated financial statements. Please provide in tabular form a condensed consolidating schedule that disaggregates the operations and depicts the financial position, cash flows, and results of operations as of the same dates and for the same periods for which audited consolidated financial statements are required. The schedule should present major line items, such as revenue and cost of goods/services, and subtotals and disaggregated intercompany amounts, such as separate line items for intercompany receivables and investment in subsidiary. The schedule should also disaggregate the parent company, the VIEs and its consolidated subsidiaries, the WFOEs that are the primary beneficiary of the VIEs, and an aggregation of other entities that are consolidated. The objective of this disclosure is to allow an investor to evaluate the nature of assets held by, and the operations of, entities apart from the VIE, as well as the nature and amounts associated with intercompany transactions. Any intercompany amounts should be presented on a gross basis and when necessary, additional disclosure about such amounts should be included in order to make the information presented not misleading.
Risk Factors
Risks Related to Doing Business in China, page 42

11. Given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
12. In light of recent events indicating greater oversight by the Cyberspace Administration of
       China (CAC) over data security, particularly for companies seeking to list on a foreign
FirstName LastNameYiran Xu
       exchange, please revise your disclosure to explain how this oversight impacts your
Comapany    NameMultiMetaVerse
       business                      Holdings
                 and your offering and         Limited
                                         to what extent you believe that you
are compliant with the
       regulations  or policies
February 24, 2023 Page 3        that have been issued by the CAC to date.
FirstName LastName
 Yiran Xu
FirstName LastNameYiran  Xu
MultiMetaVerse Holdings Limited
Comapany24,
February  NameMultiMetaVerse
            2023               Holdings Limited
February
Page 4 24, 2023 Page 4
FirstName LastName
Risks Related to MMV   s Securities and this Offering
The sale or availability for sale of substantial amounts of our securities..., page 63

13. Expand your risk factor on page 63 to highlight the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of the
         Class A ordinary shares. To illustrate this risk, disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 104

14. Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could
         impact the market price of the company   s common stock. Your
discussion should
         highlight the fact that Yiran Xu, a beneficial owner of 66.4% of your outstanding shares, will be able to sell all of his shares for so long as the registration statement of which this prospectus forms a part is available for use.
General

15. We note that one or more of your officers or directors are located in China. Please revise to include a separate Enforceability section to address the difficulty of bringing actions against these individuals and enforcing judgments against them.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rule 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Alexandra Barone, Staff Attorney, at (202) 551-8816 or Joshua Shainess,
Legal Branch Chief, at (202) 551-7951 with any questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of
Technology
cc:      Jia Yan, Esq.